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                                                                    EXHIBIT 99.3

                           FOOD 4 LESS HOLDINGS, INC.
                           777 South Harbor Boulevard
                           La Habra, California 90631


                                  May 18, 1995



Dear Food 4 Less Holdings, Inc. Stockholder or Warrantholder:


     Food 4 Less Holdings, Inc., a California corporation ("Holdings"), is soliciting the consents of its stockholders, as more fully described in the accompanying Prospectus and Solicitation Statement, to approve a proposed merger between Holdings and its newly-formed wholly-owned subsidiary Food 4 Less Holdings, Inc., a Delaware corporation ("New Holdings"), pursuant to which Holdings will change its state of incorporation from California to Delaware by merging with and into New Holdings (the "Reincorporation Merger"), with New Holdings surviving the Reincorporation Merger. In the Reincorporation Merger, each share of common stock of Holdings outstanding immediately prior to the consummation of the Reincorporation Merger will be converted into the right to receive one share of common stock, par value $.01, of New Holdings.

     Immediately prior to the Reincorporation Merger, Holdings' parent corporation, Food 4 Less, Inc. ("FFL"), will merge (the "FFL Merger") with and into Holdings, and Holdings will survive the FFL Merger.


     Holdings is also soliciting the consents of its warrantholders to approval a proposal (the "Stockholders Agreement Proposal") to become party to a new stockholders agreement (the "1995 Stockholders Agreement") which will be entered into by New Holdings and certain other parties who are investing in newly-issued preferred stock of New Holdings. The 1995 Stockholders Agreement will replace the Food 4 Less Holdings, Inc. Warrantholders Agreement dated as of December 31, 1992 (the "Warrantholders Agreement"), as well as certain existing stockholders agreements of FFL.



     The FFL Merger and the Reincorporation Merger (collectively, the "Proposed Mergers") and the Stockholders Agreement Proposal are being undertaken at the request of certain investors who will purchase a minimum of $140 million of preferred stock of New Holdings in connection with New Holdings' acquisition of Ralphs Supermarkets, Inc. ("RSI"). The Proposed Mergers will simplify the holding company structure of the combined entities by consolidating all of the existing stockholders of FFL and Holdings, as well as the new preferred stockholders, at the same corporate level. This streamlining of the corporate structure will serve to facilitate the acquisition of RSI. In addition, approval of the Stockholders Agreement Proposal will eliminate conflicting contractual obligations of New Holdings and provide significant benefits to existing Holdings warrantholders. Following its acquisition of RSI, New Holdings will operate the largest supermarket chain in Southern California, consisting of 332 stores with combined pro forma annual sales in excess of $5 billion.



     By consenting to the Stockholders Agreement Proposal, each Holdings warrantholder will be deemed to consent to the amendment of the Warrantholders Agreement to eliminate all contractual obligations of New Holdings and its warrantholders thereunder (other than certain obligations to participate in any sale of New Holdings). Accordingly, if the Stockholders Agreement Proposal is approved by the holders of a majority of the outstanding warrants (as required for amendment of the Warrantholders Agreement), any Holdings warrantholder will have no substantial rights under any equityholders agreement unless such holder consents to the Stockholders Agreement Proposal.



     Holdings warrantholders should note that the Registration Rights Agreement dated December 31, 1992, by and among Holdings and the original purchasers of the Holdings warrants, will continue in effect for the benefit of current warrantholders following the closing date of the RSI acquisition, and will not be amended by the Stockholders Agreement Proposal. In addition, the current management stockholders of Holdings should note that their Management Stockholders Agreements will continue in effect following the closing date of the RSI acquisition, subject to any amendments that may be agreed upon by them. Accordingly, the Stockholders

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Agreement Proposal does not provide for the current stockholders of Holdings to become parties to the 1995 Stockholders Agreement.



     The members of the Board of Directors of Holdings and New Holdings, as applicable, have unanimously approved the terms of the Reincorporation Merger and the Stockholders Agreement Proposal. THE BOARD OF DIRECTORS OF HOLDINGS RECOMMENDS THAT ITS STOCKHOLDERS AND WARRANTHOLDERS APPROVE THE REINCORPORATION MERGER AND THE STOCKHOLDERS AGREEMENT PROPOSAL, WHICH WILL PROVIDE SEVERAL IMPORTANT BENEFITS TO SUCH HOLDERS, AS DETAILED IN THE ACCOMPANYING PROSPECTUS AND SOLICITATION STATEMENT. For a description of possible conflicts of interest of Holdings directors in approving the Reincorporation Merger and the Stockholders Agreement Proposal, see "The Solicitation -- Possible Conflicts of Interest of Certain Officers and Directors."



     The Board of Directors of Holdings has fixed the date of the effectiveness of the FFL Merger as the record date for determining the stockholders entitled to consent to the Reincorporation Merger. Accordingly, Holdings is soliciting Consents to the Reincorporation Merger from all persons who are expected to be holders of record of Holdings' common stock as of the date of effectiveness of the FFL Merger. In addition, Holdings is soliciting Consents to the Stockholders Agreement Proposal from all record holders of its warrants as of May 15, 1995. See "The Solicitation -- Consents Required."



     The accompanying Prospectus and Solicitation Statement provides more detailed information describing the RSI acquisition, the Proposed Mergers and the Stockholders Agreement Proposal. Please review this information carefully.



     In order to implement the Reincorporation Merger, a favorable vote of a majority of the outstanding shares of Holdings common stock is required. In addition, as noted above, the 1995 Stockholders Agreement will inure to the benefit of only those Holdings warrantholders who have consented to the Stockholders Agreement Proposal. Therefore, please sign, date and complete the enclosed Consent Form in accordance with the instructions contained herein and return it as promptly as possible. Thank you in advance for your cooperation.


                                          Sincerely,

                                          Ronald W. Burkle
                                          Chairman of the Board and Chief
                                          Executive Officer

Los Angeles, California

May 18, 1995


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                           YOUR CONSENT IS IMPORTANT


  TO CONSENT TO THE REINCORPORATION MERGER OR STOCKHOLDERS AGREEMENT PROPOSAL,
                               PLEASE SIGN, DATE
         AND COMPLETE THE ENCLOSED CONSENT FORM AND RETURN IT PROMPTLY
                        IN THE ENCLOSED RETURN ENVELOPE


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